Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 27
DATED MARCH 28, 2014
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 27 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013, Supplement No. 14 dated May 22, 2013, Supplement No. 15 dated July 16, 2013, Supplement No. 16 dated August 16, 2013, Supplement No. 17 dated October 4, 2013, Supplement No. 18 dated October 9, 2013, Supplement No. 19 dated November 22, 2013, Supplement No. 20 dated December 20, 2013, Supplement No. 21 dated December 30, 2013, Supplement No. 22 dated January 28, 2014, Supplement No. 23 dated February 26, 2014, Supplement No. 24 dated February 27, 2014, Supplement No. 25 dated March 5, 2014 and Supplement No. 26 dated March 26, 2014. Unless otherwise defined in this Supplement No. 27, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Probable Investments in Real Estate Assets

Mansfield Pointe Shopping Center. We are evaluating the purchase of a fee simple interest in a 148,529 square foot retail center known as Mansfield Pointe Shopping Center, located in Mansfield, Texas. The property is shadow anchored by a SuperTarget and a Home Depot that we will not acquire and will not own. Inland Real Estate Acquisitions, Inc. has entered into an agreement to acquire a fee simple interest in the property from Mansfield SEQ 287 & Debbie GP, LLC, an unaffiliated third party, for approximately $28.4 million in cash, plus closing costs. We do not believe closing costs will exceed $145,000. If we decide to acquire this property, Inland Real Estate Acquisitions, Inc. will assign the contract rights to acquire the property to us or one of our subsidiaries. If we acquire the property, we expect to fund 100% of the purchase price with proceeds from our offering and we will pay our business manager an acquisition fee equal to 1.5% of the contract purchase price.

Among the items we are considering in determining to pursue acquiring Mansfield Pointe Shopping Center include, but are not limited to, the following:

•	The property is shadow anchored by a SuperTarget, which includes a grocery component, and a Home Depot, which we will not acquire and will not own, but that we believe will generate traffic for our center.
•	The property is 96.7% occupied.
•	We believe the property is well situated in Mansfield, Texas. The property is situated almost equidistant from Dallas, Fort Worth and the Dallas-Fort Worth International Airport. Within a three mile radius of the property the current population is over 62,000, with an average household income of approximately $100,000 per year.
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•	Mansfield Pointe Shopping Center is located on US Highway 287, a major thoroughfare in the area.

As of March 28, 2014, Mansfield Pointe Shopping Center was 96.7% occupied and leased to 13 tenants. The weighted-average remaining lease term for the tenants occupying the property is approximately 7 years. There are three tenants occupying greater than 10% of the total gross leasable area of the property.

Sports Authority, a national sporting goods store, leases 40,527 square feet, or approximately 27.3% of the total gross leasable area of the property, and pays annual base rent of approximately $547,000, or approximately 25.4% of total annual base rent of the property. Sports Authority’s lease expires in January 2019, and there are four five-year renewal options, which may be exercised at the option of Sports Authority as set forth in the lease. PetSmart, a national pet supply store, leases 27,446 square feet, or approximately 18.5% of the total gross leasable area of the property, and pays annual base rent of approximately $439,000, or approximately 20.4% of total annual base rent of the property. PetSmart’s lease expires in December 2023, and there are five five- year renewal options, which may be exercised at the option of PetSmart as set forth in the lease. Bed Bath and Beyond, a national home goods store, leases 23,400 square feet, or approximately 15.8% of the total gross leasable area of the property, and pays annual base rent of approximately $228,000, or approximately 10.6% of total annual base rent of the property. Bed Bath and Beyond’s lease expires in January 2024, and there are three five- year renewal options, which may be exercised at the option of Bed Bath and Beyond as set forth in the lease. The other tenants leasing at least 2,000 square feet are Party City Corporation, Half Price Books, Sleep Experts, Massage Envy, Aqua Tots, Debbie Lane Dental & Orthodontics, Legacy Salon Suites, Title Boxing and Paradise Nail Spa.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023, and the approximate rentable square feet represented by the applicable lease expirations, at the property.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2014	-	-	-	0.0%
2015	1	1,923	48,075	2.2%
2016	-	-	-	0.0%
2017	1	4,350	78,300	3.6%
2018	1	4,040	103,020	4.9%
2019	4	47,047	766,825	37.6%
2020	1	8,320	95,680	7.5%
2021	1	12,030	177,443	15.1%
2022	1	2,281	45,620	4.6%
2023	1	8,725	154,433	16.2%

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The table below sets forth certain historical information with respect to the occupancy rate at the property for each of the last five years, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2013	96.7%	$13.43
2012	84.0%	$14.63
2011	79.5%	$14.60
2010	79.5%	$14.60
2009	64.5%	$14.88

We believe that the property is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements. There are five competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2013 were approximately $614,000. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of approximately 2.88%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Description of Real Estate Assets

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets – Financing Transactions,” which begins on page 61of Supplement No.11.

Financing Transactions

On March 28, 2014, our wholly owned subsidiary and the owner of North Hills Square Shopping Center, IREIT Coral Springs North Hills, L.L.C. (the “North Hills Subsidiary”), entered into a loan with Capital One National Association for $5.5 million.  The loan is secured by first mortgage on the North Hills Square Shopping Center.

The loan bears interest at a variable rate that will not exceed the British Bankers Association LIBOR rate, calculated daily, plus 1.80% per annum. The effective annual interest rate as of the date of this supplement is 1.95% per annum. As part of the financing transaction, the North Hills Subsidiary entered into an interest rate forward swap contract to fix the floating LIBOR interest rate in order to manage the risk exposed to interest rate fluctuations. As a result, the effective annual interest rate in years two through five of the loan is 4.02% per annum. The loan matures on March 28, 2019. The loan requires the North Hills Subsidiary to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the North Hills Subsidiary may prepay all or a portion of the loan, without any prepayment premium, and obtain the release of the property and the related obligations under the loan documents. Provided no principal payments are made during the term of the loan and that the entire principal amount is borrowed, approximately $5.5 million will be due and payable at the maturity date.

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The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties. The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the North Hills Subsidiary will be required to pay a default interest rate equal to the lessor of 5% per annum above the current rate or the maximum interest rate permitted by applicable law.

The loan is non-recourse to us and the North Hills Subsidiary, with certain exceptions for borrower bankruptcy. We have guaranteed the obligations or liabilities of the North Hills Subsidiary to lender for any losses, costs or damages arising out of or in connection with any fraud or intentional material misrepresentation of the North Hills Subsidiary, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of March 27, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	-	200,000

Shares sold in the offering:	10,549,300.647	104,273,893	9,252,692	95,021,201

Shares sold pursuant to our distribution reinvestment plan:	106,868.047	1,015,246	-	1,015,246

Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	10,676,168.694	105,489,139	9,252,692	96,236,447
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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